EXHIBIT 99.1

Cameco and Brookfield Renewable Form Strategic Partnership to Acquire Westinghouse Electric Company

Currency: U.S. dollars unless otherwise stated

  Westinghouse is an industry leader with a strong market position across the nuclear value chain
  Nuclear power expected to see significant growth driven by energy security and decarbonization trends
  Acquisition will provide opportunities to generate value and grow the business globally

SASKATOON, Saskatchewan and TORONTO, Oct. 11, 2022 (GLOBE NEWSWIRE) -- Cameco Corporation (“Cameco”) (NYSE: CCJ; TSX: CCO) and Brookfield Renewable Partners (“Brookfield Renewable”) (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), together with its institutional partners (“the consortium”), are forming a strategic partnership to acquire Westinghouse Electric Company (“Westinghouse”), one of the world’s largest nuclear services businesses.

Brookfield Renewable, with its institutional partners, will own a 51% interest in Westinghouse and Cameco will own 49%.

Bringing together Cameco’s expertise in the nuclear industry with Brookfield Renewable’s expertise in clean energy positions nuclear power at the heart of the energy transition and creates a powerful platform for strategic growth across the nuclear sector.

The total enterprise value for Westinghouse is $7.875 billion. Westinghouse’s existing debt structure will remain in place, leaving an estimated $4.5 billion equity cost to the consortium, subject to closing adjustments. This equity cost will be shared proportionately between Brookfield and its institutional partners (approximately $2.3 billion) and Cameco (approximately $2.2 billion).

Brookfield Renewable is pursuing this opportunity through the Brookfield Global Transition Fund I (“BGTF I”), which is the largest fund in the world focused on the energy transition. Brookfield Renewable, which has significant available liquidity, expects to invest approximately $750 million to acquire an approximate 17% interest in Westinghouse, which will be funded through normal course funding initiatives, including asset level upfinancings and asset recycling.

Cameco currently has available liquidity and committed financing facilities for the purposes of supporting the transaction to acquire a 49% share in Westinghouse. However, Cameco will be pursuing a permanent financing mix of capital sources (cash, debt and equity), designed to preserve the company’s balance sheet and ratings strength while maintaining its liquidity, prior to closing.

Brookfield Renewable is among the world’s largest investors in clean energy and transition assets, with approximately 125,000 MW of operating and development capacity worldwide.

Cameco is one of the largest global suppliers of uranium fuel for nuclear energy, with extensive uranium mining and milling operations, as well as refining and conversion facilities and CANDU fuel fabrication for heavy water reactors.

Investment highlights

  An industry leader: Westinghouse services about half the nuclear power generation sector and is the original equipment manufacturer to more than half the global nuclear reactor fleet. The company has industry-leading intellectual property and a specialized workforce of roughly 9,000 employees capable of operating in highly regulated markets around the world.
  Stable and reliable revenues: Approximately 85% of Westinghouse’s revenue has come from long-term contracted or highly recurring customer service provision with a nearly 100% customer retention rate given its comprehensive services offerings and position as an original equipment manufacturer, providing stability in all macroeconomic environments.
  Multiple avenues for growth: With strong growth projected in the nuclear energy market, Westinghouse is well positioned to increase business in its core fuel and services segments, execute on the growing pipeline for extending and uprating nuclear power plants, and service the rising demand for new utility-scale and modular baseload nuclear power generation.
  Compelling partnership opportunity: Cameco and Brookfield Renewable are well placed to build a global player in the clean-energy transition. The acquisition is expected to align Cameco’s uranium production and fuel services capabilities with Westinghouse’s downstream capabilities to potentially offer utilities a highly competitive nuclear fuel solution to deliver value for existing and new customers. This could include offering customers more efficient access to fuel supplies sourced in North America and Europe.

Mark Carney, Brookfield Vice Chair and Head of Transition Investing, said:

“Every credible net-zero pathway relies on significant growth in nuclear power. It is an essential, reliable zero-carbon technology that directly displaces fossil fuels and supports the growth of renewables by providing critical baseload to our grids. The partnership of Brookfield and Cameco will help drive forward the growth of nuclear power the world needs for its clean energy transition.”

Tim Gitzel, President and CEO of Cameco, said:

“We’re witnessing some of the best market fundamentals we’ve ever seen in the nuclear energy sector. As one of the few forms of electricity generation capable of safely, reliably and affordably producing emissions-free, baseload power, nuclear energy is becoming increasingly important in a world that prioritizes electrification, decarbonization and energy security. The opportunity to partner with Brookfield Renewable, a leader in the clean-energy space, to acquire Westinghouse is expected to create a platform for growth across the nuclear value chain. Coupled with our more than 30-year proven track record of providing secure and reliable fuel supplies to a global customer base, this transaction fits perfectly within Cameco’s strategy and is expected to increase our ability to meet the growing needs of existing and new customers at a time when origin and security of supply is of significant concern. At the same time, we expect the recurring demand for Westinghouse’s operating plant services and nuclear fuel will generate a strong revenue stream and add stable cash flow to complement Cameco’s existing uranium and fuel services business.”

Connor Teskey, CEO of Brookfield Renewable, said:

“Westinghouse has successfully refocused on providing core services to the nuclear industry and is ready for the next phase of growth. The business aligns well with our existing portfolio, delivering highly contracted and dependable revenue by serving customers who operate critical clean energy assets. Partnering with Cameco brings deep nuclear sector expertise, alongside our knowledge of energy markets and global customer base, to form a formidable champion for nuclear power. We see significant potential to grow the business and deliver on broader growth in the nuclear power sector through our strategic partnership with Cameco.”

Market trends

The consortium partners see several major external trends that are expected to benefit the acquisition of Westinghouse, including:

  Critical transition technology: Nuclear power is the one of the only zero-emission, baseload sources of electricity currently available at scale. Driven by electrification, decarbonization and energy security benefits, an estimated 400 GW of additional nuclear capacity will be needed by 2050.
  Accelerating growth plans: Nuclear power is experiencing a resurgence around the world with more than 20 countries across the Americas, Europe, the Middle East and Asia pursuing new projects or plant extensions. More than 50 GW of plant extensions have been announced to date and more than 60 GW of new-build reactors are expected between 2020 and 2040.
  Energy security: Energy supply chains are coming under stress as a result of geopolitical uncertainty. In the short-term, the transaction provides the opportunity to win new business supporting dozens of nuclear facilities across Eastern European countries traditionally served by Russia. In the medium term, demand for stable supply of nuclear fuel and technology is expected to grow substantially, commensurate with the growth in nuclear power generation as countries look to increase energy security.
  Technology advancements: There are multi-decade growth opportunities in the rollout of next-generation advanced nuclear technology and long-term nuclear energy storage solutions. Modular baseload generation, such as Westinghouse’s eVinci micro-reactor technology, can play a growing role in an increasingly decentralized and decarbonized energy system.

Business summary

Westinghouse’s history in the energy industry stretches back over a century, during which time the company became a pioneer in nuclear energy. Today Westinghouse is an industry leader providing mission-critical and specialized technologies, products and services across most phases of the nuclear power sector.

Westinghouse has four key business lines:

  Operating Plant Services: Recurring service provider for outages and maintenance, engineering solutions, and replacement components and parts.
  Nuclear Fuel: Long-term contracting for the manufacturing and installation of fuel assemblies and other ancillary equipment across multiple light water reactor technologies, including as the original equipment manufacturer for approximately half the nuclear plants worldwide.
  Energy Systems: Designing, engineering and supporting the development of new nuclear reactors.
  Environmental Services: Services to government and commercial customers that support nuclear sustainability, environmental stewardship and remediation.

Background to the transaction

The transaction follows the turnaround of Westinghouse by Brookfield Business Partners (“BBU”) – the industrials and services business of Brookfield Asset Management – which acquired the business in 2018. Under BBU’s ownership Westinghouse has refocused on core nuclear services, reduced its operating cost base and pursued several complementary M&A transactions to strengthen its in-house expertise.

Cameco and Brookfield Renewable will bring a compelling combination of strategic and operational expertise to Westinghouse, a business which represents a strong fit with the mandate of the Brookfield Global Transition Fund. With Brookfield Renewable and its institutional partners taking a 51% shareholding in the consortium, Westinghouse’s current debt facilities will remain in place.

This transaction was unanimously approved by the independent directors of Brookfield Renewable based, in part, on the recommendation of a committee of independent directors who assessed the fairness of the transaction from a financial perspective. The independent committee received an opinion as to the financial fairness of the consideration from Greenhill & Co. Canada, Ltd., as independent financial advisor, as well as advice from independent legal counsel. Goldman Sachs & Co. LLP and CIBC Capital Markets are acting as financial advisors to Cameco on the transaction.

The transaction is also subject to the required approval of BBU unitholders that are not affiliated with Brookfield Asset Management, as well as customary closing conditions and regulatory approvals. The consortium and BBU have entered into support agreements with BBU unitholders who collectively own approximately 37% of the votes eligible to be cast, to vote in favor of the transaction at the approval meeting. Closing is anticipated in the second half of 2023.

For further information regarding Westinghouse Electric Company and its downstream capabilities in the nuclear energy sector, please visit its website at www.westinghousenuclear.com.

Cameco will be holding a conference call for investors and media today, October 11, at 5:00 p.m. Eastern. There will not be a participant question session as part of the call. To join, please dial 1-800-319-4610 (Canada and US toll-free) or 604-638-5340. The presentation slides and a live webcast of the conference call will also be accessible from a link on the home page of Cameco’s website, www.cameco.com.

A recorded version of the proceedings will be posted on the Cameco website shortly after the call concludes. It can also be accessed by phone until midnight Eastern on October 11 by calling 1-800-319-6413 (Canada and US toll-free) or 604-638-9010 (passcode 9527).

Contact information

Brookfield Renewable
Media:	Investors:
Simon Maine	Cara Silverman
+44 7398 909 278	+1 416-649-8196
simon.maine@brookfield.com	cara.silverman@brookfield.com

Cameco
Media:	Investors:
Veronica Baker	Rachelle Girard
306-385-5541	306-956-6403
veronica_baker@cameco.com	rachelle_girard@cameco.com

About Brookfield

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 24,000 MW of installed capacity and an approximately 100,000 MW development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and https://bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $750 billion of assets under management.

The Brookfield Global Transition Fund, co-led by Mark Carney, Brookfield Vice Chair and Head of Transition Investing, and Connor Teskey, CEO of Brookfield Renewable, is Brookfield’s inaugural impact fund focusing on investments that accelerate the global transition to a net-zero carbon economy, while delivering strong risk-adjusted returns to investors. The Fund targets investment opportunities relating to reducing greenhouse gas emissions and energy consumption, as well as increasing low-carbon energy capacity and supporting sustainable solutions. Consistent with its dual objectives of earning strong risk-adjusted returns and generating a measurable positive environmental change, the Fund will report to investors on both its financial and environmental impact performance.

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

About Westinghouse

Westinghouse Electric Company is shaping the future of carbon-free energy by providing safe, innovative nuclear technologies to utilities globally. Westinghouse supplied the world’s first commercial pressurized water reactor in 1957 and the company’s technology is the basis for nearly one-half of the world’s operating nuclear plants. Over 135 years of innovation makes Westinghouse the preferred partner for advanced technologies covering the complete nuclear energy life cycle. For more information, visit www.westinghousenuclear.com and follow us on Facebook, LinkedIn and Twitter.

Cautionary Statement Regarding Forward-looking Statements

Certain information in this press release, including statements regarding the percentages of the acquisition of Westinghouse; sources and uses of proposed financing scenarios; timeline of the acquisition of Westinghouse, including the anticipated closing thereof; expected investment of Cameco, Brookfield Renewable, and BGTF I; growth of the nuclear energy market; increase in business in Westinghouse’s core fuel and services segments; alignment of Cameco’s uranium production and fuel services capabilities with Westinghouse’s downstream capabilities; and market trends, including critical transition technology, accelerating growth plans; energy security and technology advancements, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “should”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by us as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in (i) the “[Risk Factors]” section of Brookfield’s current annual report on Form 20-F and in Brookfield’s other materials filed with the SEC and the Canadian securities regulatory authorities from time to time, available at www.sec.gov and www.sedar.com, respectively and (ii) the “Risk Factors” section of the Cameco’s current annual information form and in Cameco’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect Brookfield and Cameco; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Brookfield and Cameco expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.